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04054201

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME West Japan Railway Co

*CURRENT ADDRESS

PROCESSED

JAN 31 2005

**FORMER NAME



THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34777   FISCAL YEAR 3/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 1/31/05

May 14, 2004
Last posted on May 14, 2004

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the year ended March 31, 2004

Forward-Looking Statements

Statements made in this release with respect to JR-West's plans, objectives, strategies, beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates and beliefs in light of the information currently available to it. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the following:

- economic recession, deflation, declines in population or other factors that negatively affect our businesses;
- adverse changes in governmental regulations and guidelines;
- service improvements and decreases in price among competitors;
- declines in operating revenues or unexpected increases in costs;
- liability or adverse publicity associated with property or casualty losses; and
- earthquake and other natural disaster risks.

Information for which the date is not specified in this release is as of May 14, 2004. JR-West does not undertake to revise forward-looking statements to reflect future events or circumstances.

The contents of this document were, to be best of our knowledge, current and accurate as of May 14, 2004. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on May 14, 2004 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for the Settlement of Accounts: May 14, 2004

Adoption of U.S. GAAP : No

1. Results for fiscal 2004 (April 1, 2003 to March 31, 2004)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		**Operating income** (% change from the previous year)		**Recurring profit** (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Fiscal 2004	1,215,735	(4.3)	126,930	(3.5)	85.863	(9.0)
Fiscal 2003	1,165,571	(-2.1)	122,636	(4.2)	78,739	(12.4)

	Net income (% change from the previous year)		**Net income per share**	**Net income per share after dilution**	**Return on equity**	**Recurring profit-to-total capital ratio**	**Recurring profit-to-operating revenues ratio**
	Millions of yen		Yen	Yen	%	%	%
Fiscal 2004	47,016	(12.9)	23,423.19	-	10.2	3.5	7.1
Fiscal 2003	41,644	(-8.5)	20,740.12	-	9.8	3.2	6.8

Notes: 1. Gain/(loss) on investment in equity method affiliates:

Year ended March 31, 2004: ¥1,018 million

Year ended March 31, 2003: ¥468 million

2. Average number of shares outstanding during fiscal years:

Fiscal 2004: 1,999,115 shares

Fiscal 2003: 1,999,115 shares

3. There were no changes in accounting methods.

4. Percentages indicate year-on-year increase/decrease in operating revenues, operating income, recurring profit, and net income.

(2) Financial position

	Total assets	**Total shareholders' equity**	**Shareholders' equity ratio**	**Shareholders' equity per share**
	Millions of yen	Millions of yen	%	Yen
Fiscal 2004	2,410.358	479,762	19.9	239,876.24
Fiscal 2003	2,432,713	440,556	18.1	220,284.84

Note: Number of shares outstanding at fiscal year-end:

Year ended March 31, 2004: 1,999,115 shares

Year ended March 31, 2003: 1,999,115 shares

(3) Cash flows

	Operating activities	**Investing activities**	**Financing activities**	**Cash at end of the period**
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2004	140,229	-91,691	-67,991	70,655
Fiscal 2003	130,222	-63,392	-71,543	89,310

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 66

Unconsolidated subsidiaries accounted for by the equity method: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

The number of consolidated companies added: 2

The number of consolidated companies removed: 0

The number of equity method affiliates added: 0

The number of equity method affiliates removed: 0

2. Forecasts for fiscal 2005 (April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim 2005	597,800	47,100	26,900
Fiscal 2005	1,220.800	91,200	49,500

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥24,665.45

(1) BASIC MANAGEMENT POLICIES

1. Management Policy

The West Japan Railway Company Group companies (the JR-West Group) are principally engaged in railway operations. Complementary operations in sales of goods and food services and real estate are undertaken with the aim of providing services primarily to the JR-West Group's railway passengers and leveraging the commercial potential of station premises and surrounding properties.

In the execution of these various operations and in line with its basic management policy, West Japan Railway Company (JR-West) and its affiliated companies are working together to realize optimal use of their corporate resources and enhanced competitive strength in their markets. At the same time, they have steadily worked to reinforce their operating structures through focused and effective capital investments and by reconfiguring their administrative and operational systems for increased efficiency.

Amid today's difficult operating environment, JR-West will strive to increase corporate value and maximize the consolidated profit levels of the JR-West Group as a whole. Toward this goal, JR-West will accurately identify market trends while implementing all possible measures and enhance competitive strength in a strategic and timely manner by achieving optimal use of corporate resources.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

Regarding shareholders' dividends, in addition to the interim dividend of ¥2,500 per share paid earlier, JR-West intends to add an extra ¥1,500 to its regular year-end dividend of ¥2,500 per share, in commemoration of its complete privatization, for a total annual cash dividend of ¥6,500 per share.

3. Medium-Term Management Strategy

In November 2001, the JR-West Group established new medium-term management targets for fiscal 2002 to fiscal 2006. Under the collective title "The Second Stage of Railway Revitalization," these targets set the following basic policies:

1. Enhance the security and reliability we offer to our customers
2. Contribute to the advancement and development of society and the economy, with the railway as our core business
3. Increase corporate value and live up to the expectations of our shareholders
4. Strive for business operations that are friendly to the global environment

The following are JR-West's numerical targets for fiscal 2006:

1. Operating income ROA (Return on Assets): 5.4% (Consolidated)
2. Net income ROE (Return on Equity): 9.6% (Consolidated)
3. Operating income: ¥130.0 billion (Consolidated)
4. Net income: ¥50.0 billion (Consolidated)
5. Long-term debt and payables: ¥1,100.0 billion (Consolidated), ¥1,000.0 billion (Non-consolidated)
6. Number of employees at the start of the fiscal year: 32,000 (Non-consolidated)

4. Management Issues

Although Japan's economy is slowly recovering, the operating environment surrounding the JR-West Group is expected to remain challenging, owing to such factors as decline in the size of Japan's labor force due to a declining birth rate and an aging population and intensifying competition from rival transportation operations.

Against this background, the JR-West Group aims to raise its profitability by providing value-added products and services that take customer needs into account. In addition, JR-West intends to reinforce its operational structure by reconfiguring its administrative and operational systems and steadily implementing a variety of cost-cutting strategies, including the reduction of engineering expenses, and is making utmost efforts to meet the needs of its customers and shareholders for years to come.

JR-West will drive forward with ongoing initiatives to ensure safety and stability in its core railway operations. On the sales and marketing side, JR-West will continue to implement measures to reap maximum benefit from its October 2003 revision of the Sanyo Shinkansen timetable and pricing system. At the same time, JR-West will further expand its "Discover West" campaign, which it is currently running in the greater Tokyo area, generating ongoing demand for travel and tourism to western Japan. In its urban network, to increase the convenience of JR-West's "ICOCA" IC card system, which it launched in November 2003, JR-West will make preparations to begin the use of the card with other transportation companies. Meanwhile, it plans to add new rolling stock and augment its Special Rapid and Rapid networks. In addition, JR-West will take a variety of steps to provide customer-friendly railway services, including the reorganization of its currently individually run customer access points, consolidating their operations with the launch of a new JR-West Customer Center, which will primarily serve the Kyoto-Osaka-Kobe region.

Meanwhile, in its Sales of Goods and Food Services and Real Estate operations, JR-West will continue to work toward the Osaka Station renovation and the New North Building development, thereby bolstering station's competitiveness in line with its "NexStation Plan" to improve the quality of its stations. JR-West will also seek to optimize Group assets to enhance its operating base as it strives to maximize sales and profits.

Further, JR-West is utilizing its Shanghai Office, which it established in September 2003, to form partnerships with travel agencies in China, generating tourism demand there for the Kansai region and western Japan, as part of efforts to pursue the development of new areas of business that match user needs.

5. Corporate Governance Policy and Implementation of Initiatives

In the interest of ensuring efficiency in corporate management and legality in its operations, JR-West is working to augment its corporate governance activities through such measures as accelerating the decision-making process, improving supervision of management, and increasing transparency.

(1) Administrative organization for corporate decision-making, executive, and supervisory functions and other mechanisms of corporate governance

To reinforce the supervisory function of the Board of Directors and accelerate the decision-making process, JR-West has reduced the number of directors, introduced the corporate executive officer system, and delegated substantial authority to its executive officers.

In addition to such reforms, since its establishment, JR-West has welcomed individuals from outside the company who possess outstanding management prowess and considerable insight to serve as directors and auditors. At present, two of JR-West's nine directors are external directors and three of its four auditors are external auditors. By receiving valuable administrative advice and appropriate supervision from outside perspectives, JR-West ensures the transparency and fairness of operations.

The Board of Directors, as a rule, convenes monthly to review reports on the state of business execution in a timely and appropriate manner as well as deliberate crucial management issues and implement swift decision making. In addition, a managerial council composed of representative directors and executive officers deliberates on fundamental issues regarding business execution.

Based on the supervisory plans formulated by the board of auditors, JR-West's auditors attend Board of Directors' meetings and other important conferences and conduct on-site audits of branch offices and operations, thereby supervising the Board of Directors' execution of its duties as well as providing necessary advice and counsel. Auditors also obtain business reports from subsidiaries and affiliates with which to survey the state of their operations and their financial situations. In addition, through regularly held auditors' conferences, JR-West's auditors review reports on crucial supervisory issues and discuss and decide action measures.

Thus, JR-West has long been putting into practice the basic tenets of the "company with committees" system, and JR-West believes that the ongoing implementation of its current auditor system is the most appropriate approach to augmenting corporate governance.

Regarding internal control mechanisms, in addition to building a framework to apply a systems check with such tools as a collective decision-making system, JR-West is establishing the appropriate committees and organization revisions needed to ensuring transparency and efficiency in the execution of its operations. Moreover, the Auditing Office, an internal supervisory body, conducts supervision of all of JR-West's operations to confirm compliance with laws and regulations and the proper running of operations. Most importantly, JR-West recognizes that ensuring safe and stable transportation is its most important task, and, to this end, the Safety Measures Committee, an internal deliberative organ, determines accident prevention measures and provides the Board of Directors with timely and appropriate reports on its efforts.

Furthermore, to improve its efforts to ensure legal compliance and otherwise promote corporate ethics, in November 2002, JR-West established an employee ethics code, an ethics consultation office, which offers counsel in matters related to corporate ethics, and an ethics committee. While this committee is composed of executive directors, auditors are also invited to attend meetings. In addition, JR-West conducts seminars and other educational activities in its efforts to optimize its corporate ethics.

In financial auditing, JR-West has commissioned Shin Nihon & Co. as its independent auditor to provide proper auditing based on auditing principles that are generally accepted as fair and adequate. JR-West also commissions certain attorneys to receive advice and guidance pertinent to specific areas.

(2) Overview of personal, capital, and transactional relations and other interests between JR-West and its external directors and auditors.

External director Yoshio Tateishi, as the Representative Director and Chairman of Omron Corporation, external director Akio Nomura, as the Representative Director and Chairman of Osaka Gas Co., Ltd., and external auditor Josei Ito, as the Representative Director and Chairman of Nippon Life Insurance Company, have transactional relations with JR-West.

(3) Implementation of measures to augment corporate governance over the past year.

During fiscal 2004, the Board of Directors convened 12 times, received reports on the execution of operations in a timely and appropriate manner, deliberated on crucial managerial issues, and conducted prompt decision making.

Through attendance in meetings of the Board of Directors and other important conferences, JR-West's auditors carried out supervision of the directors' execution of their duties and provided necessary advice and counsel. The Board of Auditors convened 14 times, reviewed reports on crucial supervisory matters, and discussed and made decisions on the formulation of auditing plans and other necessary issues.

(2) Performance Highlights

The Japanese economy slowly began to recover in fiscal 2004. Although employment remained weak, such positive signs as an improvement in private sector capital investment were seen in the latter half of the term.

Also, on March 12, 2004, all JR-West shares held by the Japan Railway Construction, Transport and Technology Agency were sold, thereby making JR-West an entirely private company, an accomplishment that was the objective of JNR privatization reforms and a mission assumed by JR-West ever since its establishment.

Fiscal 2004 is also a highly significant year as it marks the halfway point in JR-West's new medium-term management targets, which it established in November 2001. To reach its targets, JR-West has carried out a wide range of initiatives to further strengthen its business foundation by improving profitability in its core railway operations and making effective use of its assets.

In addition, during the fiscal year under review, JR West Japan Transportation Service Co., Ltd., and Hakushin Sharyo Industries Co., Ltd., were newly added as consolidated subsidiaries and the income statements of Nippon Travel Agency Co., Ltd., were added to the scope of consolidated accounting.

As a result, the JR-West Group achieved the following consolidated results in fiscal 2004: operating revenues of ¥1,215.7 billion, up 4.3% year on year; operating income of ¥126.9 billion, up 3.5%; recurring profit of ¥85.5 billion, up 9.0%; and net income after taxes of ¥47.0 billion, up 12.9%.

1. Results by Business Segment (Consolidated Basis)

(1) Transportation Operations

JR-West worked to bolster its competitive strength and enhance customer convenience by adding more 700-Series trains to the Sanyo Shinkansen Line and revising its timetable. In addition, JR-West increased the number of *Nozomi* departures on the Tokaido and Sanyo Shinkansen lines and expanded the number of stations at which *Nozomi* trains stop. JR-West also worked to raise the level of its conventional line services through such initiatives as revising the timetable of its Urban Network service, introducing new rolling stock, especially on the JR Kobe and Takarazuka lines, increasing the number of departures during morning and evening rush hours on its Special Rapid and Rapid trains, and adding new stops. In its intercity transportation service, JR-West took steps to reduce travel time and boost comfort by completing construction work to enable express services as well as by introducing new rolling stock between Tottori and Yonago on the Sanin Line and between Tottori and Chizu on the Imbi Line. New rolling stock was also added to the Limited Express Shirasagi, the Limited Express Kaetsu, and the Rapid Service Marine Liner trains. Furthermore, due to significant changes in the railway environment brought on by a decline in population and the construction of expressways, following the legally required community consultative meeting procedures, JR-West discontinued services on the Kabe Line from Kabe to Sandankyo on December 1, 2003.

On the sales and marketing side, in addition to the previously mentioned revisions to the Sanyo Shinkansen Line's timetable, JR-West worked to enhance user convenience by lowering additional changes on the *Nozomi* Super Express and adding more non-reserved seating as well as launching its new ICOCA IC-card ticket-gate system in November 2003. At the same time, JR-West proactively developed such sales promotions as its "Discover West" campaign, generating ongoing demand in the Tokyo metropolitan area for travel to western Japan, while continuing its "Tale of the Kanmon Straight" Campaign, spotlighting the Shimonoseki and Moji regions.

In its bus operations, JR-West worked to meet customer needs through a number of improvements, including the expansion of such highway bus services as the *Tokaido Afternoon Limited Express Kyoto* and *Keihin Kibi Dream* services as well as the introduction of the *Ladies Dream Osaka*—a night express bus exclusively for women—and new late-night limited express bus routes that depart from Osaka and head toward Kyoto, Kobe, and Sakai.

As a result, operating revenues for the Transportation Operations segment slipped 0.3%, due to a decline in railway transportation revenues, to ¥844.2 billion, while operating income grew 1.2%, to ¥94.4 billion.

(2) Sales of Goods and Food Services

As part of "NexStation Plan" efforts to boost the competitiveness of its stations, JR-West renovated the Midosuji exit area of Osaka Station, opening a shopping mall called "EAST COURT mido" which comprises eight stores including an upscale supermarket. JR-West also enhanced its Sales of Goods and Food Services business through such proactive development of station premises as the opening of a new shopping mall, with 10 retail stores and eateries, near the central exit of Takatsuki Station. In addition, JR-West strove to increase its profitability by converting kiosks that offered essential goods mainly for commuters into mini-convenience stores offering a greater variety of products and opening a branch of its "Jenne" fashion store in Nara Kashihara Diamond City.

JR-West completed the remodeling of the JR Kyoto Isetan department store, including the addition of more floors, as part of efforts to enhance its ladies fashions business, both in terms of service and products. JR Kyoto Isetan continues to thrive as it has since its opening.

As a result, operating revenues for the Sales of Goods and Food Services segment rose 1.0%, to ¥229.8 billion, and operating income leaped 30.7%, to ¥5.6 billion.

(3) Real Estate

In its shopping center operations, JR-West added floors and refurbished to "Medio Shin-Osaka" at Shin-Osaka Station and "The Cube" at Kyoto Station. In addition, JR-West opened "Kyoto Ramen Koji" on the 10th floor of the Kyoto Station Building as well as "VIERRA Kobe," a shopping complex with 13 tenants, including a fresh produce store, under the elevated tracks to the west of Kobe Station. JR-West also worked to expand operations and raise profitability by making effective use of its assets in and around stations. It promoted the "NexStation Plan" by opening a series of mini-station buildings for such tenants as stores, restaurants, and medical-clinics.

In addition, JR-West completed its sales of condominiums at *States Gran Koshienguchi Matsunamicho* and maintained healthy sales at its *Park Gran NishiOkamoto*.

As a result, operating revenues in the Real Estate segment climbed 2.5%, to ¥69.9 billion, and operating income increased 11.8%, to ¥18.0 billion.

(4) Other Businesses

In its hotel operations, JR-West worked to attract more customers by reopening the newly renovated first-floor lobby of the Hotel Granvia Osaka and by refurbishing some of its directly managed stores in the Hotel Granvia Kyoto and the Hotel Granvia Hiroshima. In advertising agency services, JR-West worked to expand purchase orders through such measures as the proactive development of new advertising media. In its travel agency operations, JR-West established a comprehensive travel web site, "Tabi Plaza," designed to offer travel arrangements other than lodging, worked on alliances with other companies in the industry, and took steps to clarify the marketing concept of its branches and reorganize its branch network.

As a result of aforementioned factors as well as the addition of newly consolidated subsidiaries, operating revenues in the Other Businesses segment leaped 34.7%, to ¥257.2 billion, and operating income rose 1.8%, to ¥9.6 billion.

2. Forecasts for Fiscal 2005

The operating conditions surrounding JR-West are expected to remain extremely challenging. Although the Japanese economy is gradually beginning to recover, the labor force continues to diminish due to the declining birth rate and aging population, while competition from rival companies continues to intensify. Against this backdrop, the JR-West Group is implementing various initiatives to optimize its corporate resources to secure stable earnings and profits and ultimately maximize corporate value.

Consolidated results forecasts for the year ending March 31, 2005 are as follows:

Operating revenue	¥	1,220.8 billion
Operating income	¥	130.3 billion
Recurring profit	¥	91.2 billion
Net income	¥	49.5 billion

3. Financial Position

(1) Cash flows from operating activities

As a result of such factors as an increase in income before taxes, cash flows from operating activities rose ¥10.0 billion, to ¥140.2 billion.

(2) Cash flows from investing activities

As a result of such capital expenditures as the manufacture of new rolling stock, transport stability measures, and transport capacity improvement, as well as the effect of extraordinary cash in-flow in the previous term through the consolidation of Nippon Travel Agency Co., Ltd., for the first time, cash flows used in investing activities increased ¥28.2 billion, to ¥91.6 billion.

(3) Cash flows from financing activities

A ¥62.1 billion reduction in long-term debt and payables and the payment of dividends resulted in a ¥67.9 billion outflow, which is ¥3.5 billion less than the outflow from the same period in the previous fiscal year.

As a result of the aforementioned factors, cash and cash equivalents at the end of fiscal 2004 declined ¥18.6 billion, to ¥70.6 billion, compared with the previous fiscal year-end.

Cash Flow Indicators

	FY2000	FY2001	FY2002	FY2003	FY2004
Equity Ratio (%)	13.6	16.1	17.0	18.1	19.9
Market-based rate of equity ratio (%)	28.6	41.6	41.3	30.8	34.6
Number of years of extinguishment of debt	13.7	12.3	10.5	9.7	8.8
Interest coverage ratio	1.6	1.8	2.2	2.5	2.8

Notes:

Equity ratio : shareholders' equity/total assets

Market-based rate of equity ratio: total market capitalization/total assets

Number of years of extinguishment of debt: interest-bearing debt / (operating income + interest & dividend income)

Interest coverage ratio: (operating income + interest & dividend income) / interest expense

Notes:

1. All of the figures in the above table were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total amount of outstanding stock at the end of the term (excluding treasury stock).
3. Interest-bearing debt is defined as interest-bearing debt of long-term debt and payables.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
ASSETS			
Current assets:			
Cash	71,317	90,016	-18,699
Trade notes receivable	12,464	11,814	649
Railway fares receivable	12,681	10,952	1,729
Accounts receivable	35,747	35,025	722
Refund of Income tax receivable	55	546	-490
Marketable securities	12	2	10
Inventory	16,241	13,988	2,252
Deferred tax assets	25,436	20,153	5,282
Other current assets	28,761	32,096	-3,334
Less allowance for doubtful accounts	-352	-520	167
Total current assets	**202,366**	**214,075**	**-11,709**
Fixed assets:			
Property, plant and equipment:	**2,041,726**	**2,064,287**	**-22,561**
Buildings	1,005,173	1,039,369	-34,196
Machinery and transport equipment	249,047	219,272	29,775
Land	678,705	681,118	-2,412
Construction in progress	67,705	86,083	-18,378
Other property, plant and equipment	41,094	38,443	2,651
Intangible fixed assets	**20,779**	**11,629**	**9,149**
Consolidation goodwill	335	437	-102
Other intangible fixed assets	20,443	11,192	9,251
Investments and other assets:	**145,482**	**142,681**	**2,800**
Investment securities	56,188	55,858	330
Deferred tax assets	65,030	61,394	3,636
Other investments and assets	25,717	26,785	-1,067
Less allowance for doubtful accounts	-1,454	-1,356	-98
Total fixed assets	**2,207,988**	**2,218,599**	**-10,610**
Deferred assets	**4**	**39**	**-34**
Total assets	**2,410.358**	**2,432,713**	**-22,354**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Trade notes payable	42,710	40,655	2,054
Short-term loans	9,943	4,138	5,805
Current portion of long-term debt	59,273	55,927	3,345
Current portion of long-term payables for acquisition of railway properties	37,723	35,488	2,235
Accounts payable	84,926	90,040	-5,114
Accrued consumption tax	8,678	4,608	4,069
Accrued income tax	29,293	24,254	5,039
Railway deposits received	2,539	4,323	-1,784
Deposits received	71,943	75,426	-3,482
Prepaid railway fares received	30,080	28,576	1,504
Advances received	81,685	88,189	-6,503
Allowance for bonuses	37,044	38,283	-1,239
Provision for loss on guarantees	-	100	-100
Reserve for compensation of completion of construction	39	40	-1
Reserve for repairs on concrete structures	-	3,616	-3,616
Reserve for losses on liquidation of businesses	20,660	-	20,660
Other current liabilities	28,398	24,287	4,111
Total current liabilities	**544,942**	**517,956**	**26,985**
Long-term liabilities:			
Bonds	210,000	215,000	-5,000
Long-term debt	293,351	318,524	-25,173
Long-term payables for acquisition of railway properties	538,197	575,774	-37,576
Long-term payables for leased railway facilities	-	46,817	-46,817
Deferred tax liabilities	977	1,360	-382
Retirement allowances for employees	208,934	181,763	27,171
Other long-term liabilities	110,594	113,629	-3,034
Total long-term liabilities	**1,362,056**	**1,452,869**	**-90,813**
Total liabilities	**1,906,998**	**1,970,826**	**-63,828**
Minority interest	**23,598**	**21,330**	**2,268**
Shareholders' equity			
Capital stock	100,000	100,000	-
Capital surplus	55,000	55,000	-
Consolidated retained earnings	319,491	281,695	37,796
Evaluation differences on other securities	5,597	4,188	1,408
Treasury stock	-327	-327	-
Total shareholders' equity	**479,762**	**440,556**	**39,205**
Total liabilities, minority interest, and shareholders' equity	**2,410,358**	**2,432,713**	**-22,354**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
Operating revenues	**1,215,735**	**1,165,571**	**50,163**
Operating expenses:			
Transportation and other services and cost of sales	882,886	889,386	-6,500
Selling, general and administrative expenses	205,918	153,548	52,369
	1,088,804	**1,042,935**	**45,869**
Operating income	**126,930**	**122,636**	**4,294**
Nonoperating revenues:			
Interest and dividend	398	298	100
Equity in earnings of affiliates	1,018	468	549
Other	5,918	5,600	318
	7,336	**6,368**	**968**
Nonoperating expenses:			
Interest	45,736	49,151	-3,415
Other	2,666	1,113	1,553
	48,403	**50,264**	**-1,861**
Recurring profit	**85,863**	**78,739**	**7,124**
Extraordinary profits:			
Proceeds from construction contract	29,792	29,944	-152
Compensation for expropriation	7,684	6,202	1,481
Reversal of long-term payables for leased railway facilities	52,797	-	52,797
Other	20,640	8,387	12,253
	110,915	**44,534**	**66,380**
Extraordinary losses:			
Loss on reduction entry of proceeds from construction	28,988	29,593	-605
Loss on reduction entry of compensation for expropriation	6,777	6,189	588
Recognition of the prior service cost of retirement benefits due to change in retirement system	38,669	-	38,669
Provision for losses on liquidation of businesses	20,660	-	20,660
Other	12,949	9,869	3,080
	108,044	**45,652**	**62,392**
Income before income taxes	**88,734**	**77,622**	**11,112**
Corporation, inhabitants and enterprise taxes	49,832	44,453	5,378
Income taxes-deferred	-10,033	-9,934	-99
Minority interests in earnings of consolidated subsidiaries	1,918	1,458	459
Net income	**47,016**	**41,644**	**5,372**

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
Capital surplus at beginning of the period	**55,000**	**55,000**	**-**
Capital surplus at the end of the period	**55,000**	**55,000**	**-**
Retained earnings at beginning of the period	**281,695**	**250,513**	**31,181**
Increase in retained earnings	**47,979**	**41,644**	**6,335**
Net income	47,016	41,644	5,372
Increase in retained earnings due to addition of consolidated subsidiaries	926	-	926
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	36	-	36
Appropriations of retained earnings	**10,183**	**10,462**	**-279**
Cash dividends	10,000	10,000	-
Directors' bonuses (Including corporate auditors' bonuses)	183 (23)	151 (23)	31 (0)
Decrease in retained earnings due to a newly consolidated subsidiary which had been accounted for by the equity method	-	46	-46
Decrease in retained earnings due to change in ownership ratio of a consolidated subsidiary	-	264	-264
Retained earnings at the end of the period	**319,491**	**281,695**	**37,796**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	88,734	77,622	11,112
Depreciation and amortization	115,361	113,040	2,321
Loss on reduction entry of fixed assets	28,988	29,593	-605
Loss from disposal of fixed assets	9,024	8,603	421
Loss on write-down of investment securities	460	3,509	-3,048
Amortization of consolidation adjustment	104	50	53
Change in allowance for doubtful accounts	-78	138	-217
Change in allowance for retirement benefits	27,082	-14,836	41,918
Change in allowance for bonuses	-1,406	-2,094	687
Change in other reserves	16,032	-5,864	21,897
Interest and dividend income	-398	-298	-100
Interest expenses	45,736	49,151	-3,415
Equity in earnings of affiliates	-1,018	-468	-549
Gain on contributions received for construction	-29,792	-29,944	152
Change in accounts receivable	-1,327	5,893	-7,221
Change in inventories	-2,095	-1,761	-334
Change in accounts payable	-72,696	3,892	-76,588
Change in accrued consumption tax	4,023	-3,287	7,310
Other	3,661	-2,677	6,339
Sub-total	230,397	230,263	134
Interest and dividends received	389	349	39
Interest paid	-46,178	-49,481	3,302
Income taxes paid	-44,378	-50,909	6,531
Net cash provided by operating activities	**140,229**	**130,222**	**10,007**
II. Cash flows from investing activities			
Cash placed in time deposits (maturities of more than 3 months)	-771	-0	-771
Cash withdrawn from time deposits (maturities of more than 3 months)	816	379	436
Purchases of property, plant and equipment	-142,773	-137,715	-5,057
Proceeds from sales of property, plant and equipment	5,551	5,750	-198
Receipts of contributions for the construction of railway facilities	36,719	42,515	-5,795
Purchases of investment securities	-650	-2,302	1,651
Proceeds from sales of investment securities	10,243	3,847	6,395
Increases due to changes in the scope of consolidation	-	25,036	-25,036
Increase in loans	-328	-250	-77
Collections of loans and advances	454	519	-64
Other	-953	-1,171	217
Net cash used in investing activities	**-91,691**	**-63,392**	**-28,299**
III. Cash flows from financing activities			
Change in short-term borrowings, net	1,126	-4,156	5,282
Increase in long-term debt	39,500	24,700	14,800
Repayment of long-term debt	-61,327	-43,374	-17,953
Proceeds from issuance of bonds	20,000	-	20,000
Payments for amortization of bonds	-25,000	-	-25,000
Repayment of long-term payables for acquisition of railway properties	-35,340	-38,571	3,230
Cash dividends	-10,011	-10,015	3
Payment of cash dividends to minority interests	-112	-125	12
Other	3,174	-	3,174
Net cash used in financing activities	**-67,991**	**-71,543**	**3,551**
IV. Change in cash and cash equivalents, net	**-19,453**	**-4,713**	**-14,740**
V. Cash and cash equivalents at beginning of the period	**89,310**	**94,023**	**-4,713**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**798**	**-**	**798**
VII. Cash and cash equivalents at the end of the period	**70,655**	**89,310**	**-18,655**

SEGMENT INFORMATION

1. Information by business segment

Fiscal 2003 (April 1, 2002 to March 31, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	831,521	193,083	57,265	83,700	1,165,571	-	1,165,571
Intergroup operating revenues and transfers	15,638	34,491	11,004	107,299	168,434	-168,434	-
Total sales	847,160	227,574	68,270	191,000	1,334,006	-168,434	1,165,571
Operating expenses	753,895	223,239	52,149	181,516	1,210,801	-167,865	1,042,935
Operating income	93,265	4,335	16,120	9,483	123,205	-569	122,636
Assets, depreciation, and capital expenditures:							
Total assets	1,820,808	67,267	292,546	260,662	2,441,285	-8,571	2,432,713
Depreciation	93,237	2,036	12,031	5,734	113,040	-	113,040
Capital expenditures	116,554	4,059	7,564	8,874	137,052	-	137,052

Fiscal 2004 (April 1, 2003 to March 31, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	827,639	196,856	57,970	133,269	1,215,735	-	1,215,735
Intergroup operating revenues and transfers	16,618	32,959	12,016	123,964	185,559	-185,559	-
Total sales	844,258	229,815	69,987	257,233	1,401,294	-185,559	1,215,735
Operating expenses	749,841	224,147	51,967	247,580	1,273,537	-184,733	1,088,804
Operating income	94,417	5,667	18,019	9,653	127,757	-826	126,930
Assets, depreciation, and capital expenditures:							
Total assets	1,818,223	67,621	288,274	237,882	2,412,002	-1,643	2,410,358
Depreciation	94,524	2,209	11,451	7,174	115,361	-	115,361
Capital expenditures	125,081	2,332	7,425	13,058	147,897	-	147,897

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of goods, food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel agency services*, rental of goods, construction, etc.

* Beginning with the consolidated statements for the fiscal year under review, travel agency services have been included in the Other segment

4. The principal all-company assets included within the elimination and intergroup item are parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

Fiscal 2003: ¥105,775 million

Fiscal 2004: ¥128,359 million

2. Information by location

As there were no overseas subsidiaries in fiscal 2003 or 2004, this item was not included.

3. Overseas sales

As there were no overseas sales in fiscal 2003 or 2004, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company
Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges
Code number: 9021
URL: http://www.westjr.co.jp
Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan
President Takeshi Kakiuchi
For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department
Telephone: +81-6-6375-8889
Date for Convening the Board of Directors Meeting for the Settlement of Accounts: May 14, 2004
Date of the General Meeting of the Shareholders: June 23, 2004
Interim dividends: Yes
Unit stock system: No

1. Results for fiscal 2003 (April 1, 2003 to March 31, 2004)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Fiscal 2004	845,892	(-0.4)	105,475	(2.1)	65,028	(5.9)
Fiscal 2003	849,090	(-2.4)	103,293	(3.8)	61,391	(13.5)

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-operating revenues ratio
	Millions of yen		Yen	Yen	%	%	%
Fiscal 2004	37,174	(11.0)	18,536.62	-	8.7	3.1	7.7
Fiscal 2003	33,490	(2.9)	16,695.59	-	8.4	2.9	7.2

Notes: 1. Average number of shares outstanding during fiscal years:
Fiscal 2004: 2,000,000 shares
Fiscal 2003: 2,000,000 shares
2. There were no changes in accounting methods.
3. Percentages indicate year-on-year increase/decrease in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Dividends per share for the fiscal year			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-shareholders' equity ratio
		Interim dividends	Year-end dividends			
	Yen	Yen	Yen	Millions of yen	%	%
Fiscal 2004	6,500.00	2,500.00	4,000.00	13,000	35.1	3.0
Fiscal 2003	5,000.00	2,500.00	2,500.00	10,000	29.9	2.4

Note: Breakdown of dividends for the end of fiscal 2004: Commemorative dividend: ¥1,500.00 per share, Special dividend: ¥0.0 per share.

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2004	2,126,893	439,381	20.7	219,640.07
Fiscal 2003	2,116,874	410,745	19.4	205,323.44

Notes: 1. Number of shares outstanding at fiscal year-end:

Fiscal 2004: 2,000,000 shares

Fiscal 2003: 2,000,000 shares

2. Number of shares of treasury stock at fiscal year-end:

Fiscal 2004: 0 shares

Fiscal 2003: 0 shares

2. Forecasts for fiscal 2005 (April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year		
				Interim dividends	Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim 2005	421,000	41,700	25,200	2,500.00	-	-
Fiscal 2005	846,700	73,500	43,500	-	2,500.00	5,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥21,699.50.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
ASSETS			
Current assets:			
Cash	42,746	38,440	4,306
Railway fares receivable	14,271	12,271	1,999
Accounts receivable	11,951	9,921	2,030
Accrued income	4,383	4,945	-561
Short-term loans	8,432	8,405	27
Real estate for sale	45	85	-40
Materials and supplies	4,405	2,979	1,425
Prepaid expenses	1,961	1,894	67
Deferred tax assets	21,050	15,537	5,513
Other current assets	6,676	7,747	-1,070
Less allowance for doubtful accounts	-197	-96	-101
Total current assets	**115,727**	**102,131**	**13,596**
Fixed assets:			
Railway	1,582,454	1,566,303	16,151
Ferry	187	189	-2
Other operations	57,885	60,831	-2,945
Related business	82,805	88,360	-5,555
Construction in progress	66,876	85,149	-18,273
Investments and advances:	**220,956**	**213,909**	**7,047**
Investment securities	15,755	16,233	-478
Stocks of subsidiaries	127,042	126,391	650
Long-term loans	13,221	9,574	3,647
Long-term prepaid expense	2,805	3,011	-206
Deferred tax assets	54,882	51,814	3,068
Other investments and advances	8,012	7,870	141
Less allowance for doubtful accounts	-762	-987	224
Total fixed assets	**2,011,165**	**2,014,743**	**-3,577**
Total assets	**2,126,893**	**2,116,874**	**10,019**

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	103,166	66,427	36,739
Current portion of long-term debt	51,026	44,976	6,050
Current portion of long-term payables for acquisition of railway properties	37,723	35,488	2,235
Current portion of long-term payables	1,168	1,168	-
Accounts payable	98,599	99,547	-948
Accrued expenses	18,264	14,641	3,622
Accrued consumption tax	6,501	2,873	3,628
Accrued income tax	23,268	20,410	2,858
Railway deposits received	3,359	5,056	-1,696
Deposits	11,672	12,800	-1,127
Prepaid railway fares received	30,012	28,510	1,501
Deposits received	79,630	85,853	-6,222
Advance payments received	412	433	-21
Allowance for bonuses	30,432	31,768	-1,336
Reserve for repairs on concrete structures	-	3,616	-3,616
Reserve for losses on liquidation of businesses	21,210	-	21,210
Other current liabilities	460	609	-148
Total current liabilities	**516,909**	**454,180**	**62,728**
Long-term liabilities:			
Bonds	210,000	215,000	-5,000
Long-term debt	198,221	214,947	-16,726
Long-term payables for acquisition of railway properties	538,197	575,774	-37,576
Long-term payables	27,675	28,843	-1,168
Long-term payables for leased railway facilities	-	46,817	-46,817
Retirement allowances for employees	191,647	165,583	26,063
Other long-term liabilities	4,861	4,983	-121
Total long-term liabilities	**1,170,603**	**1,251,948**	**-81,345**
Total liabilities	**1,687,512**	**1,706,128**	**-18,616**
Shareholders' equity:			
Capital stock	**100,000**	**100,000**	**-**
Capital surplus	**55,000**	**55,000**	**-**
Capital reserve	**55,000**	**55,000**	**-**
Retained earnings:	**280,588**	**253,513**	**27,075**
Earned legal surplus	11,327	11,327	-
Voluntary reserves	193,426	172,820	20,605
Reserved for advanced depreciation on property	3,426	2,820	605
Other reserves	190,000	170,000	20,000
Unappropriated retained earnings	75,834	69,364	6,469
Evaluation differences on other securities	3,792	2,232	1,560
Total shareholders' equity	**439,381**	**410,745**	**28,635**
Total liabilities and shareholders' equity	**2,126,893**	**2,116,874**	**10,019**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
Operating revenues	**845,892**	**849,090**	**-3198**
Transportation	750,813	752,390	-1,577
Transportation incidentals	23,074	23,808	-734
Other operations	18,536	18,451	85
Travel Business	1,656	1,799	-142
Miscellaneous	51,810	52,640	-829
Operating expenses	740,416	745,796	-5,379
Personnel costs	294,508	301,671	-7,162
Non-personnel costs	291,014	288,252	2,762
Energy costs	36,617	38,480	-1,863
Maintenance costs	121,963	122,605	-642
Miscellaneous costs	132,433	127,165	5,267
Rental payments, etc.	30,866	31,096	-230
Taxes	28,259	29,308	-1,048
Depreciation	95,767	95,468	299
Operating income	105,475	103,293	2,181
Nonoperating revenues	5,173	5,331	-158
Nonoperating expenses	45,620	47,233	-1,613
Recurring profit	65,028	61,391	3,636
Extraordinary profit	109,053	42,699	66,354
Extraordinary loss	105,559	41,165	64,393
Income before income taxes	68,523	62,926	5,597
Income taxes-current	41,007	38,023	2,984
Income taxes-deferred	-9,658	-8,587	-1,071
Net income			
Retained earnings carried forward from the previous period	37,174	33,490	3,684
Interim dividends **Unappropriated retained earnings**	75,834	69,364	6,469

APPROPRIATION OF RETAINED EARNINGS

(Figures less than ¥1 million have been omitted) Years ended March 31

	Millions of yen		
	FY 2004	FY 2003	Change from the previous year
Unappropriated retained earnings for the current year	75,834	69,364	6,469
Reversal of reserve for advanced depreciation of fixed assets	421	288	132
Total	76,255	69,653	6,601
Appropriation is proposed as follows:			
Cash dividends to shareholders	8,000	5,000	3,000
Cash dividend per share	¥4,000	¥2,500	
(Regular dividend)	(2,500)		
(Commemorative dividend)	(1,500)		
Directors' bonuses	101	99	2
(Including corporate auditors' bonuses]	(18)	(18)	(−)
Voluntary reserve	24,641	20,894	3,747
Reserve for advanced depreciation of fixed assets	4,641	894	3,747
General reserve	20,000	20,000	-
Retained earnings carried forward to the next period	43,512	43,660	-147

Notes: 1. Interim dividends for fiscal 2003 were paid on December 10, 2002: ¥5 billion (¥2,500 per share)

2. Interim dividends for fiscal 2004 were paid on December 10, 2001: ¥5 billion (¥2,500 per share)

Supplemental Finacial Data

1.Forecasts for fiscal 2005(Consolidated Basis)

	Forecast for FY2005	FY 2004	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,220.8	1,215.7	5.0
Operating income	130.3	126.9	3.3
Recurring profit	91.2	85.8	5.3
Net income	49.5	47.0	2.4

2. Earnings forecasts for fiscal 2005 by segment (Consolidated Basis)

	Transportation	Sales of goods and food services	Real estate	Other
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	845.9	229.0	70.3	258.3
Operating income	99.7	4.3	17.3	10.0

3.Forecasts for fiscal 2005 (Non-Consolidated Basis)

	Forecast for FY 2005	FY 2004	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	846.7 (753.3)	845.8 (750.8)	0.8 2.4
Operating income	110.0	105.4	4.5
Recurring profit	73.5	65.0	8.4
Net income	43.5	37.1	6.3

4.Other detailed data

(People, Billions of yen, %)

	FY 2004		FY 2003	
	Consolidated Basis	Non- Consolidated Basis	Consolidated Basis	Non- Consolidated Basis
Employees at the end of period (Includes staff seconded to other companies)	44,080 -	27,581 (32,367)	42,031 -	28,688 (34,114)
Retirement payment costs	61.8	56.9	60.3	57.0
Number of employees entitled to retirement payment	3,748	2,450	3,545	2,537
Maintenance costs	-	121.9	-	122.6
Depreciation and amortiazation	115.3	95.7	113.0	95.4
Financial expenses, net	-45.3	-42.8	-48.8	-46.0
Interest and dividend income	0.3	0.4	0.2	0.5
Interest expenses	-45.7	-43.3	-49.1	-46.6
Capital expenditures	147.8	129.4	137.0	117.3
Own funds	120.8	102.3	105.4	85.7
Long-term debt and payables	1,138.5	1,064.0	1,200.7	1,116.1

Notes: 1. Figures less than ¥100 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Medium-Term Management Strategy

			FY2004	Forecast for FY 2005	Medium-Term Management Targets (FY2006)
ROA (Operating Income)	(consolidated)	%	5.2	5.4	5.4
Operating Income	(consolidated)	billion yen	126.9	130.3	130.0
Net Income	(consolidated)	billion yen	47.0	49.5	50.0
Long-term Debt and Payables	(consolidated)	billion yen	1,138.5	1,105.0	1,100.0
Long-term Debt and Payables	(non-consolidated)	billion yen	1,064.0	1,035.0	1,000.0
Number of employees at the start of the fiscal year	(non-consolidated)	people	34,569	32,854	32,000

(Translation)

FILE NO. 82-34777

May 31, 2004

To the Shareholders:

NOTICE OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 17th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please review the accompanying "Information Relating to Exercise of Voting Rights" and sign and return to us by mail the enclosed voting form indicating your approval or disapproval of the propositions by June 22, 2004.

Yours very truly,

Takeshi Kakiuchi
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

1. Date and hour of meeting:

   June 23 (Wednesday), 2004, at 10:00 a.m.

2. Place of meeting:

   RIHGA Royal Hotel,
   3-68, Nakanoshima 5-chome, Kita-ku, Osaka, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 17th business year (from April 1, 2003 to March 31, 2004).

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 17th business year

   Proposition No. 2: Amendment to the Articles of Incorporation

   The outline of the proposition is as set forth in the "Information Relating to Exercise of Voting Rights" below.

   Proposition No. 3: Election of nine (9) Directors

   Proposition No. 4: Election of one (1) Corporate Auditor

The financial statements and the copies of audit reports which shall be attached to the Notice of the General Meeting of Shareholders are as set forth in the "Documents Attached to the Notice of the 17th Ordinary General Meeting of Shareholders" attached herewith (from page 3 to page 28).

- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the place of meeting.

Information Relating to Exercise of Voting Rights

1. Total number of voting rights of all the shareholders:

   1,999,489 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 17th business year

For the purpose of continuing to pay dividends on a consistent basis and taking into consideration various factors, including the performance for the business year under review and the future business development, management proposes to appropriate retained earnings for the 17th business year, as set forth below.

With regard to dividends for the business year under review, management paid an interim dividend of ¥2,500 per share in December 2003. As a year-end dividend, management proposes to pay an ordinary dividend of ¥2,500 per share, as well as a special dividend of ¥1,500 per share to commemorate the completion of the privatization of the Company, totaling ¥4,000 per share.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	75,834,324,567
Reversal of reserve for advanced depreciation of fixed assets:	421,267,254
Total:	76,255,591,821
To be appropriated as follows:	
Cash dividends: ¥4,000 per share Ordinary dividend: ¥2,500 Commemorative dividend: ¥1,500	8,000,000,000
Bonuses to Directors and Corporate Auditors: (Bonuses to Corporate Auditors:	101,000,000 18,100,000)
Voluntary reserve:	24,641,692,786
Reserve for advanced depreciation of fixed assets:	4,641,692,786
General reserve:	20,000,000,000
Retained earnings to be carried forward to the next year:	43,512,899,035

(Note) On December 10, 2003, interim dividends of ¥5,000,000,000 (¥2,500 per share) were paid.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" (2003 Law No. 132) of Japan as of September 25, 2003, which authorizes a company to acquire its own shares by resolution of its board of directors pursuant to the provision of its articles of incorporation, it is hereby proposed that a new Article 6 (Acquisition by the Company of its own shares) be established and accordingly the numbers of Article 6 of the existing Articles of Incorporation and thereafter be carried down by one increment.

2. The particulars of the proposed amendment:

   The particulars of the proposed amendment are as follows:

(Underlines show amendment.)

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Acquisition by the Company of its own shares) Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.
Article 6 to Article 27 (descriptions omitted)	Article 7 to Article 28 (same as existing)

Proposition No. 3: Election of nine (9) Directors

The term of office of the Directors, nine (9) in all, will expire at the close of this Ordinary General Meeting of Shareholders and it is hereby proposed that nine (9) Directors be elected.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
1.	Shojiro Nan-ya (July 2, 1941)	April 1964	Joined Japanese National Railways	39 shares
		Sep. 1985	Chief, Labor Relation Div., Staff Administration Dept.	
		April 1987	Director; General Manager, Personnel Department, West Japan Railway Company	
		June 1992	Executive Senior Managing Director; Senior General Manager, Corporate Planning Headquarters; Senior General Manager, Tokyo Headquarters	
		June 1994	Vice President	
		April 1997	President	
		June 2002	President and Executive Officer	
		April 2003	Chairman (present post)	
2.	Takeshi Kakiuchi (April 15, 1944)	July 1969	Joined Japanese National Railways	38 shares
		May 1986	Manager, President's Secretariat; Deputy Manager, Public Relations	
		April 1987	Deputy General Manager, Management Administration Department, Corporate Planning Headquarters, West Japan Railway Company	
		June 1993	Director; General Manager, Finance Department	
		June 1999	Senior Executive Officer; Senior General Manager, Tokyo Headquarters	
		June 2000	Managing Director	
		June 2001	Vice President and Executive Officer; Senior General Manager, Tokyo Headquarters	
		Oct. 2001	Vice President and Executive Officer; Senior General Manager, Corporate Planning Headquarters; Senior General Manager, Tokyo Headquarters	
		April 2003	President and Executive Officer (present post)	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
3.	Masayuki Sakata (June 13, 1949)	April 1973 Feb. 1986 April 1987 June 1998 June 1999 June 2000 March 2001 June 2001 June 2002 April 2003	Joined Japanese National Railways Assistant Manager, Payroll Div., Staff Administration Dept. Deputy General Manager, Labor Div., Personnel Department, West Japan Railway Company Director; General Manager, Personnel Department Executive Officer; General Manager, Personnel Department Executive Officer; General Manager, Management Planning Department Senior Executive Officer; General Manager, Management Planning Department Managing Director and Executive Officer; General Manager, Management Planning Dept. Director and Superior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters; Senior General Manager, Tokyo Headquarters Executive Senior Managing Director and Executive Officer; Senior General Manager, Corporate Planning Headquarters; (present post)	29 shares
4.	Kenzo Tokuoka (May 18, 1947)	April 1970 April 1984 April 1987 June 1998 June 1999 Oct. 2001 June 2002 June 2003	Joined Japanese National Railways Assistant Manager, Track Maintenance Div., Track & Structures Department Deputy General Manager, Track Maintenance Div., Track & Structures Department, Railway Operations Headquarters, West Japan Railway Company Director; General Manager, Kanazawa Branch Office; Branch Manager, Kanazawa Branch, TiS Headquarters Executive Officer; General Manager, Kanazawa Branch Office Executive Officer; General Manager, Technical Research and Development Dept., Railway Operations Headquarters Director and Superior Executive Officer; Senior General Manager, Railway Operations Headquarters Executive Senior Managing Director and Executive Officer; Senior General Manager, Railway Operations Headquarters (present post)	27 shares
5.	Masataka Ide (April 3, 1935)	April 1959 Dec. 1986 April 1987 June 1992 April 1997 April 2003	Joined Japanese National Railways Chief, President's Secretariat; General Manager, Public Relations Vice President, West Japan Railway Company President Chairman Advisory Director (present post)	34 shares

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
6.	Yasutada Ikeda (December 28, 1946)	April 1969	Joined Japanese National Railways	25 shares
		Feb. 1986	General Manager, Track & Structures Department, Tennoji Railway Operations Division	
		April 1987	Deputy General Manager, Construction Div., Track & Structures Department, Railway Operations Headquarters ,West Japan Railway Company	
		June 1996	Director; General Manager, Kobe Branch Office	
		June 1999	Senior Executive Officer; General Manager, Construction Dept.	
		June 2002	Director and Senior Executive Officer; Senior General Manager, Corporate Resource Development Headquarters (present post)	
7.	Kazuaki Maruo (September 28, 1951)	April 1975	Joined Japanese National Railways	21 shares
		April 1984	Assistant Manager, General Affairs Div., Passenger Service Department	
		April 1987	Deputy Manager, Personnel Div., Personnel Department, West Japan Railway Company	
		June 2000	Executive Officer; General Manager, Personnel Department	
		June 2002	Senior Executive Officer; General Manager, Personnel Department	
		April 2003	Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters; General Manager, Personnel Department	
		June 2003	Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters (present post)	
8.	Yoshio Tateishi (November 1, 1939)	April 1963	Joined Tateishi Electric Manufacturing Co. (present OMRON Corporation)	9 shares
		May 1973	Director	
		June 1976	Managing Director	
		June 1983	Senior Managing Director	
		June 1987	President	
		June 2000	Director, West Japan Railway Company (present post)	
		June 2003	Chairman, OMRON Corporation (present post)	
		(Other Directorships) - Chairman, OMRON Corporation - President, Keihanna Interaction Plaza Inc. - Chairman, Human Renaissance Institute Co., Ltd.		

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
9.	Akio Nomura (February 8, 1936)	April 1958	Joined Osaka Gas Co., Ltd.	9 shares
		June 1988	Director	
		June 1989	Managing Director	
		June 1991	Representative Senior Managing Director	
		June 1994	Vice President	
		June 1998	President	
		June 2000	Director, West Japan Railway Company (present post)	
		June 2003	Chairman, Osaka Gas Co., Ltd. (present post)	
		(Other Directorships)		
		- Chairman, Osaka Gas Co., Ltd.		

(Notes) 1. Candidate Mr. Yoshio Tateishi, as Chairman of OMRON Corporation, and Candidate Mr. Akio Nomura, as Chairman of Osaka Gas Co., Ltd., have transactions with the Company.

2. Candidates Messrs. Yoshio Tateishi and Akio Nomura meet the requirements for external directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 4: Election of one (1) Corporate Auditor

Corporate Auditor Mr. Koji Takito will resign at the close of this Ordinary General Meeting of Shareholders and it is hereby proposed that one (1) Corporate Auditor be elected to fill the vacancy.

The candidate for Corporate Auditor is as follows.

The Board of Corporate Auditors has consented to this proposition.

Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
Tsutomu Iwasaki (April 28, 1949)	April 1972	Joined the Ministry of Transport of Japan	0 share
	July 1998	Director-General of Kinki District Transport Bureau of the Ministry	
	July 1999	Counsellor, Cabinet Secretariat (and Director of Personnel Division, Prime Minister's Secretariat, Prime Minister's Office)	
	Jan. 2001	Deputy Vice-Minister for Policy Coordination, Minister's Secretariat, Ministry of Land, Infrastructure and Transport of Japan	
	July 2002	Retired from the Ministry	
	Aug. 2002	Director of the Japan Railway Construction Public Corporation	
	Oct. 2003	Executive Director of Japan Railway Construction, Transport and Technology Agency (present post)	

(Notes) 1. The candidate has no special interest in the Company.

2. Mr. Tsutomu Iwasaki is a candidate for external auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan.

3. Candidate Mr. Tsutomu Iwasaki, who has not been authorized to assume office as Corporate Auditor of the Company under the National Public Service Law of Japan as of the date hereof, is expected to assume office as of July 17, 2004.

- END -

(Translation)

FILE NO. 82-34777

To the Shareholders:

JR-West's Business Report

DOCUMENTS ATTACHED TO
THE NOTICE OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

(from April 1, 2003 to March 31, 2004)

Dear Shareholders:

It is our great pleasure to send you these "Documents Attached to the Notice of the 17th Ordinary General Meeting of Shareholders". On this occasion, we would like to give our shareholders a word of greeting.

On March 12, 2004, all of the shares of the Company held by Japanese National Railways Settlement Headquarters, Japan Railway Construction, Transport and Technology Agency were sold and consequently, the complete privatization of the Company, which had been aimed at by the restructuring of the Japanese National Railways ("JNR") and had been the Company's cherished ambition since its incorporation, was materialized both in name and reality.

We hereby thank our shareholders and many other related parties heartily for their support to date.

We solemnly acknowledge that as a result of the complete privatization of the Company, we are more strictly required to execute business on the principles of autonomy and self-responsibility. We are determined to exert our all-out efforts to meet expectations of our shareholders, as well as consumers and people of local communities.

The Company cordially seeks the continued understanding and support of our shareholders.

May 2004

Shojiro Nan-ya
Chairman and Representative Director

Takeshi Kakiuchi
President and Representative Director

Table of Contents

- - - - -

(Documents Attached to the Notice of the Ordinary General Meeting of Shareholders)

BUSINESS REPORT

(For the period from April 1, 2003 to March 31, 2004)

I. Outline of business activities:

1. Business trends and achievements:

(1) General

During the business year under review, while the employment environment still remained severe, investment in the private sector showed some bright signs in the second half of the business year. Thus, the Japanese economy has picked up slowly.

On March 12, 2004, all of the shares of the Company held by Japanese National Railways Settlement Headquarters, Japan Railway Construction, Transport and Technology Agency were sold and consequently, the complete privatization of the Company, which had been aimed at by the restructuring of the JNR and had been the Company's cherished ambition since its incorporation, was materialized both in name and reality.

Under these circumstances, the Company has marked the business year under review as an important year going halfway to its "Medium-Term Management Targets" devised in November 2001 and exerted its utmost efforts to achieve the targets. With regard to its railway operations, the Company has continued its all-out efforts to secure safe and reliable transportation, which is vital to its business, and also provide services and products acceptable to consumers. As to the Sanyo Shinkansen services, the Company has strengthened its competitiveness through a drastic revision of timetables, including the increased frequency of Nozomi trains, among other things. As to the conventional railway lines, the Company has improved transportation services by raising the frequency of trains and introducing new rolling stock for its Urban Network services (in the cities of Kyoto, Osaka and Kobe and their suburbs) and intercity transportation. The Company has also launched "DISCOVER WEST" campaigns to spur demand for tours from the Tokyo metropolitan area to western Japan. Additionally, the Company has promoted sales by introducing new ticket gate systems utilizing "ICOCA" IC cards and otherwise. With regard to its related businesses, the Company has endeavored to make more effective use of its assets, including station yards, and strengthen its competitiveness by refurbishing its existing infrastructures.

As a result of these efforts, operating revenues for the business year under review amounted to ¥845.8 billion, down 0.4% from the previous business year, while operating income amounted to ¥105.4 billion, up 2.1%. Recurring profit and net income (after income taxes) totaled ¥65.0 billion, up 5.9%, and ¥37.1 billion, up 11.0%, respectively.

(2) Individual developments and results of business activities

<Railway operations>

The Company has continued its steady efforts to secure safe and reliable transportation, which the Company put at the top of its agenda, from the aspect of consolidation of its software and hardware infrastructures. Specifically, the Company has specified the 15th day of each month as a "Safety Promotion Day" to boost company-wide awareness of safety. The Company has also implemented practical guidance and instruction at its training centers to further raise every employee's professional ability and has taken measures in terms of its hardware infrastructures, including the maintenance and improvement of train radio systems.

With regard to transportation, the Company, as to the Sanyo Shinkansen services, has introduced additional 700 Series rolling stock upon the revision of timetables in October 2003 to raise the frequency of Nozomi trains which run through the Tokaido and Sanyo Shinkansen Lines. The Company has also continued to enhance convenience by increasing the stations at which Nozomi trains stop, thereby strengthening competitiveness. As to the conventional railway lines, in the Urban Network, the Company revised the timetables in December 2003, and has introduced new rolling stock to the JR Kobe and Takarazuka Lines, specifically, raised the frequency of Special Rapid and Rapid trains and increased the stations at which such trains stop during morning and evening commuting hours, in an effort to improve transportation services. As to intercity transportation, upon the completion of construction to speed up services between Tottori and Yonago on the Sanin Main Line and between Tottori and Chizu on the Imbi Line, the Company has introduced new rolling stock. The Company also has introduce new rolling stock for the Limited Express "Shirasagi", Limited Express "Kaetsu" and Rapid trains "Marine Liner" to shorten travel time and improve travel comfort. On December 1, 2003, the Company discontinued the railway operation between Kabe and Sandankyo on the Kabe Line after following the procedures with a consultative body established in the area as stipulated by law, due to a material change in the environment along the line, such as the decreased population in the area and the development of highways.

With regard to marketing activities, as to the Sanyo Shinkansen services, the Company reduced limited express charges and offered non-reserved seats for Nozomi trains in time with the revision of timetables in October 2003. As to the Urban Network, the Company introduced new ticket gate systems utilizing "ICOCA" IC cards in November 2003 to improve passengers' convenience. The Company has also launched a "DISCOVER WEST Campaign" to attract tourists from the Tokyo metropolitan area to western Japan and initiated advertising campaigns in the Tokyo metropolitan area on a full-scale basis. Simultaneously, the Company has continued to run a "Kanmon Kaikyo Monogatari Campaign", which puts a spotlight on the Shimonoseki and Moji area. Thus, the Company has conducted sales promotional activities aggressively.

With regard to passenger services, the Company has exerted its efforts to make its station facilities more passenger-friendly by installing elevators and other barrier-free equipment, refurbishing restrooms and waiting rooms and making changes to directional signs in the stations.

With regard to technological development, the Company has focused its efforts on developing technologies to secure safe and reliable transportation, which is vital to all railways, and developing next-generation trains.

With regard to environmental matters, the Company has continued its efforts to reduce its impact on the environment by introducing energy-saving rolling stock and recycling used materials.

As a result, ridership for the business year under review increased 0.9% from the previous business year, to 1,789 million passengers and transportation volume increased 0.9%, to 52,142 million passenger-kilometers. Operating revenues amounted to ¥826.9 billion, down 0.4% from the previous business year, while operating income amounted to ¥93.7 billion, up 1.2% due to decreased operating expenses resulting from a decrease in the number of employees.

<Ferry service>

For its ferry services (Miyajima Route), the Company held various events to celebrate the 100th anniversary of the opening of the route in May 2003. The Company also has engaged in aggressive marketing activities targeting group tourists. As a result, ridership for the business year under review increased 12.2% from the previous business year, to 2.53 million passengers. Operating revenues amounted to ¥426 million, up 15.3% from the previous business year, while operating loss amounted to ¥44 million, an improvement of ¥34 million from the previous business year.

<Related businesses>

The Company worked out a project for the drastic renovation of its Osaka Station and the development of a New North Building and commenced a preparatory work. Additionally, with the aim of making its stations more attractive, the Company has instituted a "NexStation Plan" to enhance stations' functions and attractiveness under its station redevelopment plan formulated in April 2002 and has made more effective use of its assets. Specifically, the Company has opened a commercial zone "EAST COURT mido" on the Midosuji entrance of the Osaka Station and a complex facility "Vierra Kobe" with a fresh foodstuff supermarket as its major tenant under the western elevated tracks of its Kobe Station. As to its existing businesses, the Company renovated Hotel Granvia Osaka to strengthen its competitiveness.

As a result, operating revenues for the business year under review amounted to ¥18.5 billion, up 0.5% from the previous business year and operating income amounted to ¥11.7 billion, up 9.9%.

(3) Capital investment

During the business year under review, the Company made investments to secure safe and reliable transportation, improve passenger services and profitability and build up its transportation infrastructures, among other things, which amounted to ¥129.4 billion.

(a) Major projects completed during the business year under review are as follows:

- Construction to introduce IC card compatible ticket gate systems.

- Construction to build new stations (one on the Sanyo Main Line and one on the Wakayama Line).

- Construction to speed up services between Tottori and Yonago on the Sanin Main Line and between Tottori and Chizu on the Imbi Line.

- Construction to build new rolling stock (Shinkansen: 80 train cars, conventional railway lines: 236 train cars).

(b) Major projects under construction as of the end of the business year under review are as follows:

- Construction to elevate the tracks near the Himeji Station and Kakogawa Station on the JR Kobe Line, between Bishoen and Sugimoto-cho on the Hanwa Line, near the Nara Station on the Yamatoji Line, near the Fukui Station on the Hokuriku Main Line and near the Fukuchiyama Station on the Sanin Main Line.

- Construction to build new stations (two on the JR Kobe Line).

- Construction to renovate the Osaka Station of the JR Kyoto ・ JR Kobe Line and develop a New North Building.

- Construction to renovate the Okayama Station of the Sanyo Main Line.

- Construction of access facilities accompanying the construction to build the Osaka Outer Loop Line.

- Construction to electrify the Kakogawa Line.

- Construction to improve transportation of the Sagano Line.

- Construction to improve transportation of the Hokuriku Main Line and the Kosei Line.

- Construction to build new rolling stock (conventional railway lines: 174 train cars).

(4) Fund raising

The Company issued ¥20 billion of domestic straight bonds and borrowed ¥39.5 billion in long-term debt, which were used for debt redemption and capital investment.

2. Future challenges

While the Japanese economy has registered tones of slow recovery, the business conditions surrounding the Company are expected to remain very severe due to a decrease in working population resulting from a declining birth rate and a growing proportion of elderly people, and further intensifying competition with other passenger railway companies and other modes of passenger transportation, among other things.

Under these circumstances, to achieve its "Medium-Term Management Targets", the Company will exert its best efforts to secure safe and reliable transportation, which is vital to its railway business, and provide services and products from a consumers' point of view, thereby expanding revenues.

With regard to its railway operations, the Company will intensify safety education to make every employee, who is responsible for securing safe and reliable transportation, more conscious of accident prevention. Additionally, the Company will implement safeguards against accidents by which the Company will be able to detect early signs of danger.

With regard to transportation and marketing activities, as to the Sanyo Shinkansen services, the Company will continue to implement measures to optimize the effect of the timetable revisions made in October 2003. As to the conventional railway lines, the Company will introduce new rolling stock for its Urban Network services to improve the network of Special Rapid and Rapid trains. To enhance the convenience of the "ICOCA" IC cards, the Company will promote the interavailability thereof with other companies. The Company will also run various attractive campaigns, including the "DISCOVER WEST Campaign" and actively engage in advertising and marketing activities.

With regard to passenger services, the Company will, with collaboration from local authorities, continue to construct new stations and install barrier-free facilities, including elevators. Additionally, the Company will integrate its customer services by phone, which are currently assigned to its separate "Phone Reservation Center", "Information Center" and "Kikuzo Corners", in the cities of Kyoto, Osaka and Kobe and their suburbs, specifically, to a "JR - West Customer Center", in an effort to create passenger-friendly railways.

With regard to its related businesses, the Company will steadily promote its project to renovate the Osaka Station and develop a New North Building. Additionally, the Company will continue to implement the "NexStation Plan" to improve the "capabilities of stations", make the most effective use of its assets and create and develop new businesses to strengthen the revenue base of the Company and its group companies as a whole.

The Company will further engage in improving the efficiencies and reduce costs of its whole business operations to strengthen its management base.

With its "Shanghai Office" established in September 2003 as a strong point in China, the Company will, in cooperation with travel agencies there, will exert its efforts to create new demand for tourism from China to the Kansai and western Japan.

The Company cordially seeks the continued understanding and support of its shareholders.

3. Recent business performance and assets:

Item	14th April 1, 2000 - Mar. 31, 2001	15th April 1, 2001 - Mar. 31, 2002	16th April 1, 2002 - Mar. 31, 2003	17th (current year) April 1, 2003 - Mar. 31, 2004
Operating Revenue (billion yen)	881.4	869.8	849.0	845.8
Railway operations (billion yen)	862.4	851.1	830.2	826.9
Ferry service (billion yen)	0.3	0.3	0.3	0.4
Related businesses (billion yen)	18.6	18.3	18.4	18.5
Recurring profit (billion yen)	43.4	54.0	61.3	65.0
Net income (billion yen)	25.9	32.5	33.4	37.1
Net income per share (yen)	12,992	16,273	16,695	18,536
Total assets (billion yen)	2,247.8	2,135.7	2,116.8	2,126.8
Net assets (billion yen)	403.3	388.6	410.7	439.3

(Notes)

1. Retirement benefit accounting and financial instrument accounting are applicable as from the 14th business year.
2. Accounting standards concerning net income per share are applicable as from the 16th business year.
3. The terms of "net income " and "net income per share" are used in accordance with the "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan, as from the 17th business year.

II. Outline of the Company (as of March 31, 2004)

1. Major businesses and offices:

The Company with its head office located in Osaka primarily engages in the following businesses:

(1) Railway operations:

Offices	Route length			Number of stations	Number of rolling stock
	Shinkansen	Conventional railway lines	Total		
	km	km	km		
Kanazawa Branch	-	(28.0) 645.0	(28.0) 645.0	172	606
Kyoto Branch	-	314.0	314.0	98	560
Osaka Branch	-	403.7	403.7	149	1,392
Wakayama Branch	-	282.5	282.5	86	72
Kobe Branch	112.4	236.7	349.1	75	1,611
Fukuchiyama Branch	-	331.7	331.7	71	213
Okayama Branch	157.8	601.0	758.8	152	429
Yonago Branch	-	605.7	605.7	154	279
Hiroshima Branch	287.6	959.3	1,246.9	255	657
Fukuoka Branch	86.2	8.5	94.7	3	804
Total	644.0	(28.0) 4,388.1	(28.0) 5,032.1	1,215	6,623

(Note) The kilometers in the parentheses are shown separately for the Category III railway services (Nanao Line (Wakura-onsen to Anamizu)).

The conventional railway lines of Osaka Branch include 19.4 kilometers of the Category II railway services (Kansai-kuko Line (Rinku Town to Kansai Kuko) and JR Tozai Line (Kyobashi to Amagasaki)). The other lines are all for the Category I railway services. On December 1, 2003, the Company discontinued

46.2 kilometers of the Category I railway services between Kabe and Sandankyo on the Kabe Line.

Category I railway services:	Transportation services provided by using its own railways
Category II railway services:	Transportation services provided by leasing railways from other operators
Category III railway services:	Possession of railways that are used by other operators for transportation services

In addition, the Company engages in travel agency, sales in station yards, advertising agency, parking business, lease of spaces under the elevated tracks and other related businesses.

(2) Ferry Service (Miyajima Route):

Office	Route length	Number of piers	Number of ferries
Hiroshima Branch (Miyajima Ferry Service Supervisor)	1.8 km	2	3

(3) Related businesses

Lease of real estate, including station buildings, sale of real estate, hotel operations and other businesses

2. State of employees:

Classification	Number of employees (increase or decrease compared with the end of the previous business year)	Average age (years)	Average length of service (years)
Male	31,374 (down 1,833)	44.2	14.9
Female	993 (up 86)	29.9	6.7
Total or average	32,367 (down 1,747)	43.7	14.7

(Note) The average length of service of all employees, including former JNR employees, is 24.1 years.

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 8,000,000 shares

(2) Total number of issued shares: 2,000,000 shares

(3) Number of shareholders: 234,373 persons

(4) Major shareholders:

Name	Number of shares (shares)	Ratio of voting rights (%)	Shares of Major Shareholders held by the Company	
			Number of shares (shares)	Ratio of voting rights (%)
Japan Trustee Services Bank, Ltd. (Trust Unit)	127,925	6.40	-	-
The Master Trust Bank of Japan, Ltd. (Trust Unit)	100,013	5.00	-	-
Mizuho Corporate Bank, Ltd.	96,000	4.80	-	-
Sumitomo Mitsui Banking Corporation	64,000	3.20	-	-
JR-West Employee Stock-Sharing Plan	44,842	2.24	-	-
UFJ Bank Limited	42,000	2.10		
The Sumitomo Trust & Banking Co., Ltd.	32,000	1.60	2,947,000	0.20
Nippon Life Insurance Company	30,000	1.50	-	-
The Dai-Ichi Mutual Life Insurance Company	30,000	1.50	-	-
The Chase Manhattan Bank NA London SL Omnibus Account	27,657	1.38	-	-

(Notes) 1. No nonvoting preferred shares are included in the "Shares of Major Shareholders held by the Company".

2. The Company holds 4,083 shares (ratio of voting rights: 0.07%) of Sumitomo Mitsui Financial Group, Inc., which is the 100% parent company of Sumitomo Mitsui Banking Corporation.

3. The Company holds 3,210 shares (ratio of voting rights: 0.06%) of UFJ Holdings, Inc., which is the 100% parent company of UFJ Bank Limited.

4. State of major business affiliations:

(1) State of major subsidiaries:

Name	Paid-in capital (million yen)	Ratio of voting rights of the Company (%)	Main business
West Japan Railway Hotel Development Limited	18,000	100.0	Hotels
West Japan Railway Isetan Limited	6,000	66.7	Department store
Kyoto Station Building Development Co., Ltd.	6,000	60.9 (61.4)	Real estate leasing
Nippon Travel Agency Co., Ltd.	4,000	79.8	Travel agency
Chugoku JR Bus Company	2,840	100.0	Bus services
West Japan Railway Daily Service Net Company	2,300	91.5	Retail sales
West Japan JR Bus Company	2,110	100.0	Bus services
Osaka Terminal Building Company	2,000	57.4	Real estate leasing
Tennoji Terminal Building Co., Ltd.	1,800	61.7	Real estate leasing
JR-West Japan Real Estate & Development Company	620	100.0	Real estate leasing
Japan Railway West Trading Company	200	67.0 (100.0)	Wholesales
JR West Japan Communications Company	200	65.0 (100.0)	Advertising services
WEST JAPAN RAILWAY TECHNOS CORPORATION	161	62.7	Maintenance for railcar facilities
West Japan Electric System Co., Ltd.	81	51.5	Railway-related electric facilities

(Note) The percentages in the parentheses are ratios of voting rights including those held indirectly through the subsidiaries of the Company.

(2) State of major affiliated companies:

Name	Paid-in capital (million yen)	Ratio of voting rights of the Company (%)	Main business
Kansai Rapid Railway Co., Ltd.	75,280	23.9 (24.1)	Railway services
Daitetsu Kogyo Co., Ltd.	1,232	37.6	Construction
Kosei Construction Co., Ltd.	780	21.5	Construction

(Note) The percentage in the parentheses is the ratio of voting rights including those held indirectly through the subsidiaries of the Company.

(3) Results of business affiliations:

The Company has 66 consolidated subsidiaries, including the above 14 major subsidiaries, and four equity-method companies, including the above three major affiliated companies. Their consolidated operating revenues and consolidated net income for the business year under review amounted to ¥1,215.7 billion and ¥47 billion, respectively.

5. Major lenders:

Lender	Debt payable	Number of shares of the Company and the ratio of voting rights held by Lender	
	(billion yen)	(shares)	(%)
Development Bank of Japan	82.4	-	-
Mizuho Corporate Bank, Ltd.	48.6	96,000	4.80
Sumitomo Mitsui Banking Corporation	32.4	64,000	3.20
UFJ Bank Limited	21.2	42,000	2.10
Resona Bank, Limited	12.2	8,000	0.40
The Bank of Tokyo-Mitsubishi, Ltd.	10.6	21,000	1.05
The Sumitomo Trust & Banking Co., Ltd.	9.2	32,000	1.60

6. Directors and Corporate Auditors:

Title	Name	Position
Chairman of the Board of Directors and Representative Director	Shojiro Nan-ya	
President and Representative Director	Takeshi Kakiuchi	
Senior Managing Director and Representative Director	Masayuki Sakata	Provides general assistance to President In charge of Corporate Planning Headquarters, General Affairs Department, Corporate Communications Department, Personnel Department, Finance Department and Tokyo Headquarters
Senior Managing Director and Representative Director	Kenzo Tokuoka	In charge of Railway Operations Headquarters Responsible for safety affairs
Advisory Director	Masataka Ide	
Director	Yasutada Ikeda	In charge of Inquiry & Auditing Department, Construction Department and Corporate Resource Development Headquarters
Director	Tooru Takagi	In charge of Technical Research and Development Department, Railway Operations Headquarters
Director	Yoshio Tateishi	Chairman and Representative Director of Omron Corporation
Director	Akio Nomura	Chairman and Representative Director of Osaka Gas Co., Ltd.
Full-time Corporate Auditor	Toshifumi Shiba	
Full-time Corporate Auditor	Koji Takito	

Title	Name	Position
Corporate Auditor	Josei Ito	Chairman and Representative Director of Nippon Life Insurance Company
Corporate Auditor	Kazuo Yoshida	Professor of Graduate School of Economics / Faculty of Economics, Kyoto University

(Notes)

1. Directors Yoshio Tateishi and Akio Nomura meet the requirements of external directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

2. Full-time Corporate Auditor Koji Takito and Corporate Auditors Josei Ito and Kazuo Yoshida are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

\- - - - -

The numeric figures in this business report are truncated.

BALANCE SHEET
(As of March 31, 2004)

ASSETS (million yen)

Current assets:	115,727
Cash	42,746
Railway fares receivable	14,271
Accounts receivable	11,951
Accrued income	4,383
Short-term loans	8,432
Real estate for sale	45
Materials and supplies	4,405
Prepaid expenses	1,961
Deferred tax assets	21,050
Other current assets	6,676
Less allowance for doubtful accounts	(197)
Fixed assets:	2,011,165
Fixed assets for railway operations	1,582,454
Fixed assets for ferry services	187
Fixed assets for related businesses	57,885
Other relevant fixed assets	82,805
Construction in progress	66,876
Investments and other assets	220,956
Stocks of subsidiaries	102,605
Investment securities	40,192
Long-term loans receivable	13,221
Long-term prepaid expenses	2,805
Long-term deferred tax assets	54,882
Other investments and advances	8,012
Less allowance for doubtful accounts	(762)
TOTAL ASSETS	2,126,893

LIABILITIES

Current liabilities:	516,909
Short-term borrowings	103,166
Current portion of long-term debt	51,026
Current portion of long-term payables for acquisition of railway properties	37,723
Current portion of long-term payables	1,168
Other accounts payable	98,599
Accrued expenses	18,264
Accrued consumption taxes.	6,501
Accrued corporate taxes, etc.	23,268
Railway deposits received	3,359
Deposits	11,672
Prepaid railway fares received	30,012
Deposits received	79,630
Advances received	412
Allowance for bonuses	30,432
Allowance for loss from business liquidation	21,210
Other current liabilities	460
Long-term liabilities:	1,170,603
Bonds	210,000
Long-term debt	198,221
Long-term payables for acquisition of railway properties	538,197
Other long-term payable	27,675
Retirement allowances for employees	191,647
Other long-term liabilities	4,861
TOTAL LIABILITIES	1,687,512

SHAREHOLDERS' EQUITY

Capital:	100,000
Additional paid-in capital:	55,000
Capital reserve	55,000
Earned surplus:	280,588
Earned surplus reserve	11,327
Voluntary reserve	193,426
Reserve for advanced depreciation of fixed assets	3,426
General reserve	190,000
Unappropriated retained earnings for the year	75,834
Evaluation differences on other securities	3,792
TOTAL SHAREHOLDERS' EQUITY	439,381
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,126,893

STATEMENT OF INCOME

(For the period from April 1, 2003 to March 31, 2004)

(million yen)

Recurring profit and expenses		
Operating revenues and expenses:		
Railway operations		
Operating revenues	826,929	
Operating expenses	733,149	
Operating income		93,780
Ferry services		
Operating revenues	426	
Operating expenses	470	
Operating loss		44
Related businesses		
Operating revenues	18,536	
Operating expenses	6,797	
Operating income		11,739
Operating income		105,475
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	462	
Other income	4,711	5,173
Non-operating expenses		
Interest expenses	43,341	
Other expenses	2,278	45,620
Recurring profit		65,028
Extraordinary profit and expenses		
Extraordinary profits:		
Proceeds from construction contract	29,792	
Reversal of long-term for accrued rail usage charges	52,797	
Others	26,464	109,053
Extraordinary expenses:		
Loss on reduction entry of proceeds from construction	28,988	
Amortization of prior service cost of retirement benefits	38,511	
Transfer to allowance for loss from business liquidation	21,210	
Others	16,849	105,559
Income before income tax		68,523
Corporation, inhabitant and enterprise taxes		41,007
Income taxes-deferred		(9,658)
Net income		37,174
Unappropriated retained earnings brought forward from the previous year		43,660
Interim dividends		5,000
Unappropriated retained earnings for the year		75,834

Significant Accounting Policies

1. Basis and method of valuation of marketable securities:

Stocks of subsidiaries and affiliates:	At cost, determined by the moving average method
Other marketable securities:	
Those with market value:	At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Those without market value:	At cost, determined by the moving average method

2. Basis and method of evaluation of inventories:

Real estate for sale:	At cost, determined by the identified cost method
Materials and supplies:	At cost, determined by the moving average method

3. Method of depreciation of tangible fixed assets:

Declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

4. Method of treatment of deferred assets:

Bond issue costs and bond discounts are booked in full as costs at the time of payment.

5. Basis for accounting for allowances and accrued liabilities:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(2) Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside an estimated amount of bonuses to be paid for each current business year.

(3) Allowance for loss from business liquidation:

To meet losses from the liquidation of business of subsidiaries, the Company sets aside an estimated amount that may be born by the Company. The allowance is as provided for in Article 43 of the Regulations to Enforce the Commercial Code of Japan.

(4) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations as of the close of each current business year.

The difference of ¥301,642 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized on a straight line basis for a period of 10 years.

Actuarial differences are treated as expenses from the business year next following the business year when such differences occur, and are amortized on a straight line basis based on a straight line method for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such differences occur.

The prior service cost of ¥38,511 million incurred during the business year under review as a result of the revision of the early retirement program and the establishment of a new rehiring program is treated in a lump sum as an extraordinary expense, "amortization of prior service cost of retirement benefits".

6. Accounting treatment of proceeds from construction contract:

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Company receives from local municipal entities contributions to pay for part of such construction.

An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the statement of income, the Company accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

7. Method of treatment of rail usage charges of the JR Tozai Line

The rail usage charges of the JR Tozai Line Long-term rented from Kansai Rapid Railway Co., Ltd. have been treated as expenses, and been amortized equally on a straight line basis for the lease period of 30 years pursuant to the agreement on the rail usage charges. The difference of the payment therefor for each business year and the equally amortized amount has been treated as long-term accrued rail usage charges. However, the agreement was amended to allow the parties to consult to determine an annual amount of the rail usage charges on or after April 1, 2004 by taking into consideration changes in interest rates and other factors in every three years and Kansai Rapid Railway Co., Ltd. obtained an authorization from the Minister of Land, Infrastructure and Transport of Japan as of February 25, 2004. As a result of the amendment to the agreement, the "long-term accrued rail usage charges" ceased to accrue as of March 31, 2004 and all the balance of ¥52,797 million then was reversed to be reported as an extraordinary profit, "reversal of long-term accrued rail usage charges".

8. Accounting treatment of consumption taxes:

   Consumption taxes are excluded from each account subject to such taxes.

9. The balance sheet and statement of income are prepared based on the Regulations to Enforce the Commercial Code of Japan as amended and the Accounting Regulations of Railway Business.

Notes

(Balance sheet)

1. The numeric figures disregard amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets: ¥2,185,406 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥382,233 million

4. Total amount of fixed assets by item:

Tangible fixed assets	¥1,708,031 million
Land	¥661,227 million
Buildings	¥130,170 million
Structures	¥665,672 million
Rolling Stock	¥175,251 million
Others	¥75,711 million
Intangible fixed assets	¥15,301 million

5. Long-term receivables from subsidiaries: ¥12,178 million

6. Short-term receivables from subsidiaries: ¥13,827 million

7. Long-term payables to subsidiaries: ¥27,675 million

8. Short-term payables to subsidiaries: ¥137,645 million

9. Assets pledged:

   Pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all secured bonds (¥200,000 million).

10. Guarantees of loans: ¥24,119 million

11. Contingent liabilities relating to in-substance defeasance on bonds: ¥25,000 million

12. Net assets as provided for in Article 124, paragraph 3 of the Regulations to Enforce the Commercial Code of Japan: ¥3,792 million

(Statement of income)

1. The numeric figures disregarding amounts less than one million yen.

2.	Operating revenues:		¥845,892 million
3.	Operating expenses:	Delivery expenses and cost of sales:	¥536,924 million
		Railway operations	¥536,427 million
		Ferry services	¥388 million
		Related businesses	¥107 million
		Selling, general and administrative expenses:	¥79,465 million
		Railway operations	¥76,814 million
		Ferry services	¥50 million
		Related businesses	¥2,600 million
		General tax:	¥28,259 million
		Depreciation expenses:	¥95,767 million
4.	Transactions with subsidiaries:		
		Operating revenues:	¥34,577 million
		Operating expenses:	¥87,547 million
		Transactions other than ordinary business:	¥60,976 million
5.	Net income per share:		¥18,536.62

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	75,834,324,567
Reversal of reserve for advanced depreciation of fixed assets:	421,267,254
Total:	76,255,591,821
To be appropriated as follows:	
Cash dividends: (¥4,000 per share Ordinal dividend: ¥2,500 Commemorative dividend: ¥1,500)	8,000,000,000
Bonuses to Directors and Corporate Auditors: (Bonuses to Corporate Auditors:	101,000,000 18,100,000)
Voluntary reserve:	24,641,692,786
Reserve for advanced depreciation of fixed assets:	4,641,692,786
General reserve:	20,000,000,000
Retained earnings to be carried forward to the next year:	43,512,899,035

(Note) On December 10, 2003, interim dividends of ¥5,000,000,000 (¥2,500 per share) were paid.

INDEPENDENT AUDITORS' REPORT

April 30, 2004

The Board of Directors
West Japan Railway Company

Shin Nihon & Co.

Tsuneo Yokote (seal)
Representative and Engagement Partner
Certified Public Accountant

Takashi Hashidome (seal)
Representative and Engagement Partner
Certified Public Accountant

Kiyokazu Furuta (seal)
Engagement Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the business report (accounting portion only), the statement of proposed appropriation of retained earnings, and the supplementary financial schedules (accounting portion only) of West Japan Railway Company (the "Company"), applicable to its 17th business year from April 1, 2003 to March 31, 2004 pursuant to Article 2, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan. The accounting portions of the business report and of the supplementary financial schedules which we audited were based on the financial data in the Company's accounting records. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes our audit procedures on the Company's subsidiaries, which we considered necessary.

Our opinion, based on our audit, is as follow:

(1) The balance sheet and the income statement present fairly the financial position and profit and loss of the Company in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(2) The business report (accounting portion only) presents fairly the status of the Company in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(3) The statement of proposed appropriation of retained earnings has been prepared in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(4) With respect to the supplementary financial schedules (accounting portion only), there is nothing to be pointed out under the provisions of the Commercial Code.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

- END -

Copy of Corporate Auditors' Report

AUDITORS' REPORT

We, the Board of Corporate Auditors of the Company, upon receipt from each Corporate Auditor of his method and results of auditing the performance by Directors of their duties during the 17th business year from April 1, 2003 to March 31, 2004, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Corporate Auditors in Outline:

Each Corporate Auditor, in accordance with the audit policy, etc., as determined by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. We also required the Independent Auditors to render reports on and accounts of their audit and examined the financial statements and the supplementary financial schedules.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with the related laws, ordinances and the Articles of Incorporation of the Company;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the supplementary financial schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including their duties with regard to the subsidiaries, no dishonest act or material fact of violation of the related laws, ordinances or the Articles of Incorporation of the Company exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

May 6, 2004

The Board of Corporate Auditors
West Japan Railway Company

Toshifumi Shiba (seal)
Full-time Corporate Auditor

Koji Takito (seal)
Full-time Corporate Auditor

Josei Ito (seal)
Corporate Auditor

Kazuo Yoshida (seal)
Corporate Auditor

(Note) Full-time Corporate Auditor Koji Takito, Corporate Auditor Josei Ito and Corporate Auditor Kazuo Yoshida are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations of Japan.

<For reference>

Consolidated Balance Sheet (as of March 31, 2004)

ASSETS	(million yen)
Current assets:	202,366
Cash	71,317
Trade notes and accounts receivable	12,464
Railway fares receivable	12,681
Accounts receivable	35,747
Inventories	16,241
Deferred tax assets	25,436
Other current assets	28,830
Less allowance for doubtful accounts	(352)
Fixed assets:	2,207,988
Tangible fixed assets:	2,041,726
Buildings and structures	1,005,173
Machinery, equipment and transport equipment	249,047
Land	678,705
Construction in progress	67,705
Other tangible fixed assets	41,094
Intangible fixed assets:	20,779
Consolidation adjustments	335
Other intangible fixed assets	20,443
Investments and other assets:	145,482
Investment in securities	56,188
Deferred tax assets	65,030
Other investments and other assets	25,717
Less allowance for doubtful accounts	(1,454)
Deferred assets	4
TOTAL ASSETS	2,410,358

LIABILITIES

Current liabilities:	544,942
Trade notes and accounts payable	42,710
Short-term borrowings	9,943
Current portion of long-term debt	59,273
Current portion of long-term payables to the acquisition of railway properties	37,723
Accounts payable	84,926
Accrued consumption taxes.	8,678
Accrued income tax	29,293
Railway deposits received	2,539
Deposits	71,943
Prepaid railway fares received	30,080
Deposits received	81,685
Less allowance for bonuses	37,044
Allowance for loss from business liquidation	20,660
Other current liabilities	28,437
Long-term liabilities:	1,362,056
Bonds	210,000
Long-term debt	293,351
Long-term payables to the acquisition of railway properties	538,197
Deferred tax liabilities	977
Retirement allowances for employees	208,934
Other long-term liabilities	110,594
TOTAL LIABILITIES	1,906,998

MINORITY INTERESTS

Minority interests	23,598

SHAREHOLDERS' EQUITY

Capital:	100,000
Additional paid-in capital:	55,000
Earned surplus:	319,491
Evaluation differences on other securities:	5,597
Treasury stock:	(327)
TOTAL SHAREHOLDERS' EQUITY	479,762
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2,410,358

(Note) The numeric figures disregard amounts less than one million yen.

Consolidated Statement of Income (For the period from April 1, 2003 to March 31, 2004)

(million yen)

Operating revenues	1,215,735
Operating expenses	1,088,804
Transportation and other services and cost of sales	882,886
Selling, general and administrative expenses	205,918
Operating income	126,930
Non-operating income:	7,336
Interest and dividend income	398
Equity in earnings of affiliates	1,018
Other income	5,918
Non-operating expenses	48,403
Interest expenses and bond interest	45,736
Other expenses	2,666
Recurring profit	85,863
Extraordinary profits:	110,915
Proceeds from construction contract	29,792
Reversal of long-term accrued rail usage charges	52,797
Others	28,325
Extraordinary losses:	108,044
Loss on reduction entry of proceeds from construction	28,988
Amortization of prior service cost of retirement allowances for employees	38,669
Transfer to provision for loss on business reorganization	20,660
Others	19,727
Income before income tax	88,734
Corporation, inhabitant and enterprise taxes	49,832
Income taxes - deferred in earnings of consolidated subsidiaries	(10,033)
Minority interests	1,918
Net income	47,016

(Note) The numeric figures disregard amounts less than one million yen.

Consolidated Statement of Retained Earnings
(For the period from April 1, 2003 to March 31, 2004)

(million yen)

(Additional paid-in capital)	
Balance of additional paid-in capital at beginning of the period	55,000
Balance of additional paid-in capital at end of the period	55,000
(Earned surplus)	
Balance of earned surplus at beginning of the period	281,695
Increase in earned surplus	47,979
Net income	47,016
Others	962
Decrease in earned surplus	10,183
Cash dividends	10,000
Bonuses to Directors and Corporate Auditors	183
(Bonuses to Corporate Auditors)	(23)
Balance of earned surplus at end of the period	319,491

(Note) The numeric figures disregard amounts less than one million yen.

Consolidated Statement of Cash Flows (For the period from April 1, 2003 to March 31, 2004)

(million yen)

Cash flows from operating activities:	140,229
Income before income tax	88,734
Depreciation and amortization	115,361
Others	(63,865)
Cash flows from investing activities:	(91,691)
Free cash flows:	48,538
Cash flows from financing activities:	(67,991)
Net (decrease) increase in cash and cash equivalents:	(18,655)

(Note) The numeric figures disregard amounts less than one million yen.

Outline of West Japan Railway Group (As of March 31, 2004)

The West Japan Railway Group (the "Group") consists of West Japan Railway Company (the "Company"), 145 subsidiaries and 17 affiliated companies. The Group's main business areas and relating companies are structured as outlined below:



Transportation
(Railway business)
Sagano Scenic Railway
*Kansai Rapid Railway Co., Ltd.
(Bus services)
Chugoku JR Bus Company
West Japan JR Bus Company
Sales of Goods and Food Services
(Department store)
West Japan Railway Isetan Limited
(Sales of goods and food services)
West Japan Railway Daily Service Net Company
West Japan Railway Food Service Net Company
(Wholesales)
Japan Railway West Trading Company
Real estate businesses
(Real estate brokerage and leasing)
JR-West Japan Real Estate & Development Company
Kyoto Station Building Development Co., Ltd.
Osaka Terminal Building Company
(Shopping center management)
Tennoji Terminal Building Co., Ltd.
West JR Create Company
West Japan Railway Company
Other businesses
Leisure / services
(Hotels)
West Japan Railway Hotel Development Limited
(Advertising services)
JR West Japan Communications Company
(Travel agency)
Nippon Travel Agency Co., Ltd.
(Information services)
West Japan Railway Information System Company
Others
(Lease and finance)
West-Japan Railways Financial Services
(Construction)
*Daitetsu Kogyo Co., Ltd.
*Kosei Construction Co., Ltd.
(Consultancy on civil engineering and buildings)
JR-West Japan Consultants Company
(Electric work)
West Japan Electric System Co., Ltd.
(Maintenance for railcar facilities, etc.)
WEST JAPAN RAILWAY TECHNOS CORPORATION
(Railcar-related cleaning)
West Japan Railway Maintec Co., LTD
(Welfare facilities management)
West Japan Railway WelNet Co., Ltd.

(Note) * Equity-method affiliated company

- END -

FILE NO. 82-34777

(Translation)

June 23, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 17th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Takeshi Kakiuchi
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

Matters for reporting:

Report on the business report, balance sheet and statement of income for the 17th business year (from April 1, 2003 to March 31, 2004).

The particulars of the above financial statements were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 17th business year

The proposition was approved and adopted as proposed. The dividends were determined to be ¥4,000 per share (an ordinary dividend of ¥2,500 per share, plus a special dividend of ¥1,500 per share to commemorate the completion of the privatization of the Company).

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed that pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" (2003 Law No. 132) of Japan, a new Article 6 (Acquisition by the Company of its own shares) be established and accordingly the numbers of Article 6 of the existing Articles of Incorporation and thereafter be carried down by one increment.

Proposition No. 3: Election of nine (9) Directors

The proposition was approved and adopted as proposed. Messrs. Shojiro Nan-ya, Takeshi Kakiuchi, Masayuki Sakata, Kenzo Tokuoka, Masataka Ide, Yasutada Ikeda, Yoshio Tateishi and Akio Nomura, eight (8) in all, were re-elected and Mr. Kazuaki Maruo was newly elected and all of them assumed office.

Messrs. Yoshio Tateishi and Akio Nomura meet the requirements for external directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 4: Election of one (1) Corporate Auditor

The proposition was approved and adopted as proposed. Mr. Tsutomu Iwasaki was newly elected as Corporate Auditor.

Mr. Tsutomu Iwasaki is an external auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan.

Mr. Tsutomu Iwasaki, who has not been authorized to assume office as Corporate Auditor of the Company under the National Public Service Law of Japan as of the date hereof, is expected to assume office as of July 17, 2004.

- END -

Appendix

1. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Directors and Directors with specific titles were elected and assumed office:

Chairman:	Shojiro Nan-ya
President:	Takeshi Kakiuchi
Executive Senior Managing Director:	Masayuki Sakata
Executive Senior Managing Director:	Kenzo Tokuoka

2. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Executive Officers were elected and assumed office:

President and Executive Officer:	Takeshi Kakiuchi
Executive Senior Managing Director and Executive Officer:	Masayuki Sakata
Executive Senior Managing Director and Executive Officer:	Kenzo Tokuoka
Director and Senior Executive Officer:	Yasutada Ikeda
Director and Senior Executive Officer:	Kazuaki Maruo
Senior Executive Officer:	Shizuka Yabuki
Senior Executive Officer:	Kiyoshi Kawachi
Senior Executive Officer:	Tsunemi Murakami
Senior Executive Officer:	Ryuichiro Tsuchiya
Executive Officer:	Noboru Koide
Executive Officer:	Takashi Kondo
Executive Officer:	Rikio Morita
Executive Officer:	Teruaki Akahoshi
Executive Officer:	Akiyoshi Yamamoto
Executive Officer:	Hitoshi Nakamura
Executive Officer:	Koichi Inoue
Executive Officer:	Michio Utsunomiya
Executive Officer:	Naoki Nishikawa
Executive Officer:	Takao Fukuyama
Executive Officer:	Seiji Manabe
Executive Officer:	Osamu Yamaoka
Executive Officer:	Tomio Hasegawa
Executive Officer:	Noriaki Azuma
Executive Officer:	Mitsuhito Hashimoto
Executive Officer:	Kenji Nanakawa

FILE NO. 82-34777

June 23, 2004

Dear Sirs:

Name of the company: West Japan Railway Company

Representative: Tsuyoshi Kakiuchi
President and Representative Director

Code No.: No. 9021
Tokyo Stock Exchange,
Osaka Securities Exchange,
Nagoya Stock Exchange and
Fukuoka Stock Exchange

Further inquiries: Tatsuo Kijima, General Manager of
Corporate Communication Department
(Tel.: 06-6375-8889)

Notice of Transfer of Shares of Vodafone K.K. and
Adjustment to the Forecasts of Operating Results for the Fiscal Year Ending March 31, 2005

Notice is hereby given that West Japan Railway Company (the "Company"), at the meeting of its Board of Directors held on June 23, 2004, determined to transfer the shares of Vodafone K.K., as described below:

Description

I. Transfer of the shares of Vodafone K.K.:

1. Reason for the transfer:

The Company received an offer from Vodafone Group Plc to purchase the shares of Vodafone K.K. held by the Company. After carefully examining the terms thereof, the Company has determined to accept the offer.

2. Details of the shares to be transferred:

Description:	Shares of common stock of Vodafone K.K.
Number of shares held before the transfer:	9,349.71 shares (1.7% of the total number of issued shares)
Number of shares to be transferred:	9,349.71 shares
Number of shares held after the transfer:	0 share
Amount paid for the acquisition:	¥1,235 million
Amount to be paid for the transfer:	¥22,169 million

Gain from the transfer:	¥20,934 million
Method of the transfer:	Negotiated transaction

3. Outline of the transferee:

Trade name:	Vodafone International Holdings B.V.
Location of head office:	Rivium Quadrant 173-177, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands
Representatives:	Erik de Rijk, Director Michiel Heere, Director
Capital:	€15,764,000
Major business:	Holding company
Relationship with the Company:	None

4. Others:

The shares are expected to be transferred in early July 2004.

(For reference)

Transfer of the shares of Vodafone K.K. and Vodafone Holdings K.K. held by the Company's consolidated subsidiaries:

The shares of Vodafone K.K. and Vodafone Holdings K.K. held by the Company's consolidated subsidiaries are expected to be transferred to Vodafone International Holdings B.V ("Vodafone International").

(1) Shares of Vodafone K.K. to be transferred by the consolidated subsidiaries:

Number of shares to be transferred:	382 shares
Amount paid for the acquisition:	¥45 million
Amount to be paid for the transfer:	¥905 million
Gain from the transfer:	¥860 million

(2) Shares of Vodafone Holdings K.K. to be transferred by the consolidated subsidiaries:

Number of shares to be transferred:	11,159 shares
Amount paid for the acquisition:	¥92 million
Amount to be paid for the transfer:	¥3,347 million
Gain from the transfer:	¥3,254 million

* The above-listed amounts are estimated on the assumption that the TOBs by Vodafone International are completed in accordance with the current terms thereof.

II. Adjustment to the forecasts of operating results for the interim and whole-year periods of the fiscal year ending March 31, 2005:

In consideration of the gains from the transfer of the shares of Vodafone K.K. and Vodafone Holdings K.K., the forecasts of operating results of the Company for the interim and whole-year periods of the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), as given at the time of publication of the Brief Statement of Accounts for the Fiscal Year ended March 31, 2004 on May 14, 2004, are adjusted as described below:

1. Adjustment to the forecast of operating results for the interim period of the fiscal year ending March 31, 2005 (from April 1, 2004 to September 30, 2004):

(1) Consolidated operating results:

(million yen, %)

	Net Sales	Operating Income	Net Income
Previous forecast (A) (publicized on May 14, 2004)	597,800	47,100	26,900
Adjusted forecast (B)	597,800	47,400	41,300
Amount of increase or decrease (B-A)	-	300	14,400
Rate of increase or decrease	-	0.6%	53.5%
Previous results (for the interim period of the fiscal year ended March 31, 2004)	592,204	41,509	26,867

(2) Non-consolidated operating results:

(million yen, %)

	Net Sales	Operating Income	Net Income
Previous forecast (A) (publicized on May 14, 2004)	421,000	41,700	25,200
Adjusted forecast (B)	421,000	41,700	37,500
Amount of increase or decrease (B-A)	-	-	12,300
Rate of increase or decrease	-	-	48.8%
Previous results (for the interim period of the fiscal year ended March 31, 2004)	417,703	35,475	24,486

2. Adjustment to the forecast of operating results for the whole-year period of the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(1) Consolidated operating results:

(million yen, %)

	Net Sales	Operating Income	Net Income
Previous forecast (A) (publicized on May 14, 2004)	1,220,800	91,200	49,500
Adjusted forecast (B)	1,220,800	91,500	63,900
Amount of increase or decrease (B-A)	-	300	14,400
Rate of increase or decrease	-	0.3%	29.1%
Previous results (for the whole-year period of the fiscal year ended March 31, 2004)	1,215,735	85,863	47,016

(2) Non-consolidated operating results:

(million yen, %)

	Net Sales	Operating Income	Net Income
Previous forecast (A) (publicized on May 14, 2004)	846,700	73,500	43,500
Adjusted forecast (B)	846,700	73,500	55,800
Amount of increase or decrease (B-A)	-	-	12,300
Rate of increase or decrease	-	-	28.3%
Previous results (for the whole-year period of the fiscal year ended March 31, 2004)	845,892	65,028	37,174

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